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                                  EXHIBIT 99.2

REPORT TO SHAREHOLDERS

International Uranium Corporation (the "Company") had a net loss of $5,224,126 through the first nine months of fiscal year 1999. Of this loss, approximately $3.9 million was attributable to the write-down in the second quarter of the Company's ore stockpiles and the costs associated with the suspension of mining operations at the Company's Sunday Mine Complex in the third quarter. Details on the Company's financial performance are discussed below.

Operational highlights for the third quarter included the successful completion of two separate processing runs of alternate feed materials. Alternate feeds are uranium-bearing materials other than natural ores generated by other private or government entities. By the end of June, the Company had recovered approximately 160,000 pounds of U3O8 from an alternate feed supplied by a nuclear fuel cycle company as a part of a multi-year contract. In addition, the Company successfully completed the processing of over 44,000 tons of uranium-bearing waste materials received from the Ashland 2 former defense site, near Buffalo, New York. The Company received a recycling fee in addition to retaining the uranium recovered from processing the Ashland 2 material. The U.S. Army Corps of Engineers, which has responsibility for the Ashland 2 and other Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, estimated that by recycling these uranium-bearing wastes through the Company's White Mesa Mill (the "Mill"), it avoided over $16 million of costs that would have been incurred if the Ashland 2 materials were simply dumped at a disposal-only facility. Based on the success of the Ashland 2 project, the Company signed a contract to process materials from the Ashland 1 FUSRAP site, and began to receive these materials in July. The Ashland 1 project could generate over 100,000 tons of uranium-bearing materials for recycle through the Mill, for which the Company will receive a recycling fee in addition to retaining all uranium recovered.

With the suspension of mining operations, the Company intends to devote its full resources at this time to the further development of its alternate feed business. There are substantial quantities of uranium-bearing waste materials that can be successfully recycled through the Mill. Therefore, the Company remains optimistic that it will be successful in the development of the alternate feed business, although considerable personnel and outside legal resources will continue to be required in order to do so.

The Company's decision to suspend mining operations at its Sunday Mine Complex in early June was made as a result of continuing weak uranium and vanadium prices and the expectation that these conditions will not improve for the next few years. If these market conditions should improve, the Company could restart these operations in a relatively short period of time.

At the conclusion of mining operations, the Company had produced and stockpiled at the Mill approximately 84,000 tons of ore containing approximately 400,000 pounds of recoverable U3O8 and 2,300,000 pounds of recoverable V2O5. The Company commenced the milling of this ore during June and anticipates the completion of this



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conventional mill run by the end of October. Certain alternate feeds are also being processed concurrently with the conventional ore.

The Company continued its licensing efforts for the Reno Creek in situ leach project during the quarter. However, because of the expectation of continued soft uranium prices, as well as an approximately 100% increase in Nuclear Regulatory Commission licensing costs, the Company has decided to suspend efforts to obtain a Source Material License for the Reno Creek project. The Company could readily restart and complete these licensing efforts if market conditions warranted. Also during the third quarter, the Gurvan Saihan Joint Venture, the Company's uranium exploration and development project in Mongolia, continued to conduct a limited field program, again focusing most of its efforts on data analysis and production cost modeling for future mining operations.

By the end of the third quarter, uranium spot market prices had drifted downward to $10.30 per pound U3O8 from the year's high of $10.85 per pound in March. This price weakness occurred in spite of a near tripling of spot demand for the first half of calendar 1999 to over 13 million pounds U3O8 compared to the same period in 1998. While some market analysts are expecting the market to firm somewhat by the end of the year, due to steadily increasing demand, most analysts believe the uranium market will continue to drift sideways, with no appreciable and sustainable price recovery for the foreseeable future. Market events included the much anticipated antidumping investigation ruling by the International Trade Commission ("ITC") regarding the effect of Kazakhstan uranium on the U.S. market. In early July, the ITC in a unanimous 6-0 decision ruled that Kazakh uranium had not caused injury to the U.S. production industry. As a result, the antidumping investigation against Kazakh uranium was officially terminated, paving the way for unrestricted access to the U.S. market. The impact to the U.S. uranium market is expected to be minimal, however, as industry experts believe that current supplies of uranium from Kazakhstan are not expected to increase in any material way for the foreseeable future.

Vanadium spot prices remained relatively unchanged for the period, closing at $2.10 per pound V2O5 on June 30, although a tightening of supply in the market created a $0.05 to $0.10 per pound premium for prompt delivery. European vanadium processors have extended planned summer shutdowns until the third calendar quarter of 1999 in an effort to reduce inventories being held by end users. This could result in the upward movement of prices for the second half of calendar 1999 through increased market demand. The Company continues to be sensitive to spot market prices and will evaluate the impact of vanadium sales in the U.S. market and the overall decision of whether to liquidate inventories at this time or hold its stock in anticipation of future higher prices.

FINANCIAL REVIEW

Total revenues for the nine-month period ending June 30, 1999, were $11,808,965. Uranium sales were $7,520,450, while process milling fees relating to the Company's alternate feed activities totaled $4,288,515. These revenues were approximately 60% less than those realized over the same period last year when the Company had uranium sales

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of $19,890,300 and process milling fees of $10,519,705, for total revenues of
$30,410,005.

The Company had no sales of uranium during the third fiscal quarter, thus the quantity of uranium sold during the nine months ending June 30 remained at 550,000 pounds U3O8. This compares to 1,550,000 pounds U3O8 sold during the same period last year. Gross profits from uranium sales in 1999 were also lower than the same period last year, due primarily to lower realized sale prices. Gross profits on uranium sales through the first nine months of 1999 were $1,103,102 versus $2,009,547 for 1998.

Gross profits from process milling (alternate feed) activities were $1,034,689 in 1999, compared to $2,246,833 in 1998. The principle alternate feed run in 1998 involved a complex uranium/tantalum feedstock that resulted in significant processing fees being paid to the Company. To date, this year's alternate feed runs have consisted of the processing of 44,000 tons of FUSRAP material, which also resulted in the receipt of a recycling fee, and the processing of another alternate feed source which resulted in the production of approximately 160,000 pounds of U3O8. The Company did not receive a recycling fee for the latter alternate feed run; rather, revenues for this alternate feed will be recognized as the uranium is sold in subsequent periods. This coupled with corresponding standby and shutdown expenditures contributed to the Company's decrease in 1999 gross profits from processing activities.

Selling, general and administrative expenses for the nine-month period through June 30, 1999, were $3,595,147. This was an increase of $982,941 from 1998 levels due to increases in personnel and outside legal costs relating to the Company's development of the alternate feed business. However, the Company expects these expenses to diminish somewhat in the future due to staff reductions undertaken in conjunction with the suspension of mining operations. The Company will continue to evaluate staffing levels and other administrative costs in light of anticipated operations.

As a result of the write-down of the Company's ore stockpiles in the second fiscal quarter and the charges associated with the suspension of mining operations in the third fiscal quarter, in conjunction with the decrease in recognized alternate feed profits, decreased profits from uranium sales, and increases in selling and general administrative costs, the Company sustained a net loss of $5,224,126 for the nine month period ending June 30,1999, compared to a net profit of $1,749,462 for the corresponding period in 1998.

Through the third fiscal quarter, the Company has used $5,180,536 of cash from operations compared to $4,186,670 used in operations during the same period last year. This is due primarily to changes in inventory levels and changes in liabilities for inventory purchases from the corresponding period last year. Investment in properties, plant and equipment were $1,614,561 in 1999 compared to $3,047,916 in 1998. Mongolia property investment has been reduced to $804,126 for the 1999 period from $2,093,710 in 1998. Net working capital as of June 30, 1999, was $14,294,145 of which $3,733,668 consisted of cash and cash equivalents.

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During March 1999, in order to provide the Company with more short-term cash flexibility, a $10,000,000 working capital loan agreement was established with Norwest Bank. The one-year facility provides for advances based on applicable receivable levels and finished goods inventories. As of June 30, 1999, $5,000,000 was outstanding under this new facility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

International Uranium Corporation wishes to caution readers that disclosures made in the foregoing Report to Shareholders, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.


ON BEHALF OF THE BOARD


Earl E. Hoellen
President and Chief Executive Officer
August 24, 1999